NEWS RELEASE

EMX Royalty Announces Third Quarter 2019 Results & Provides Update

Vancouver, British Columbia, November 14, 2019 (TSX Venture: EMX; NYSE American: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the quarter ended September 30, 2019. The Company's filings for the quarter are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission's website at www.sec.gov and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are expressed in Canadian dollars unless otherwise stated.

HIGHLIGHTS FOR Q3 2019

Financial Update

  Working capital at September 30, 2019 was $81.3 million, with cash comprising $74.1 million.
  EMX had revenue of $1.2 million, loss from operations of $2.3 million, and after-tax loss of $2.4 million. Revenue includes royalty income, optioned property and other property income, interest, and gains on sales of properties and marketable securities. Other items affecting financial results in Q3 include $0.2 million in depletion costs, and a foreign exchange gain of $0.8 million.
  Royalty generation costs totaled $3.6 million not including share-based payments of $1.2 million or recoveries from partners totaling $1.7 million.
  General and administrative expenses totaled $1.2 million, which includes $0.5 million in salaries and consultants, $0.2 million in administrative costs, $0.3 million in professional fees and $0.2 million in investor relations costs.
  Total cash used in operations excluding changes in non-cash working capital items was $2.6 million.8
  Subsequent to September 30, 2019, the Company received $900 thousand (US$600 thousand) as a partial distribution of the amount owing from IG Copper LLC ("IGC") related to the sale of Malmyzh. Currently IGC is disputing a warranty claim by the buyer of Malmyzh. Further distributions to EMX, if any will be based upon the resolution of the warranty claim.

Operational Update

  In North America, EMX received approximately $247 thousand (US$186 thousand) in revenue from the sale of 128 gold ounces from the Leeville royalty in Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC (NGM) Barrick-Newmont Nevada joint venture. NGM has recently emphasized the "significant growth potential" of the Leeville Complex, which is partially covered by EMX's Leeville royalty.[1] In particular, the positive potential noted by NGM includes portions of the Four Corners, Rita K, and Full House deposits that are partially covered by EMX's royalty, and have been the subject of drill delineation and underground development. Although the Leeville royalty has under-performed in 2019 relative to expectations, NGM's revitalized focus on advancing the Leeville Complex highlights the upside optionality of EMX's Leeville royalty property.

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1 See NGM Analyst Presentation dated September 19, 2019.

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 Partner funded copper exploration programs continued in the southwestern U.S., incurring approximately $1 million in exploration expenditures. Much of this work was conducted under the RSA Agreement with South32 USA Exploration Inc. on five copper porphyry Alliance Exploration Projects ("AEP") in Arizona. EMX also completed logistical preparations for a drill program scheduled to commence in early Q4 at the Copper Basin Designated Project. In addition to the AEP and Copper Basin efforts, generative work was conducted to identify new copper targets for acquisition within the framework of the RSA Agreement.

Generative field work led to EMX adding three royalty generation gold projects to the portfolio in Idaho through staking during Q3. These projects are district-scale land positions and are available for partnership.

 EMX's royalty portfolio in Alaska's Goodpaster Mining district, which hosts the Pogo high-grade gold mine, consists of NSR interests ranging from 1%-3% that cover claim blocks aggregated as West Pogo, East Pogo, North Pogo, Divide, the Shaw-Eagle-LMS trend, and the LMS project. This royalty package was acquired from Millrock Resources Inc. and Corvus Gold Inc.2  Millrock worked on completing preparations that will position it to conduct a drill program at the highly prospective West Pogo project in 2020.3

  In Scandinavia, partner companies continued to advance multiple EMX royalty properties, and EMX received reimbursements of approximately US$340 thousand for expenditures on partner projects. EMX also continued to identify and acquire new project opportunities, adding multiple new gold and nickel-copper sulfide projects to the portfolio.

Summer field programs concluded across Scandinavia with the completion of a variety of sampling, mapping and reconnaissance campaigns. These programs advanced existing royalty projects, including the Gold Line royalty properties4 and Playfair Mining Ltd's RKV project in Norway5, and also led to the identification of new royalty generation projects for acquisition.

 Boreal Metals Corp. continued to produce encouraging drill results from EMX's Gumsberg zinc-lead-silver royalty property in Sweden's Bergslagen mining district (see Boreal News Release dated July 9, 2019).

EMX is a leading explorer and holder of mineral rights in Scandinavia.

  In Serbia, the Company has three royalty properties, including the Brestovac 0.5% NSR royalty covering the Timok Project's Cukaru Peki high grade copper-gold Upper Zone and porphyry copper-gold Lower Zone (note: the royalty percentage is subject to reduction only as provided in the royalty agreement). Zijin Mining Group Co. Ltd. controls 100% of the Upper Zone, and has been in a joint venture with Freeport on the Lower Zone. In Q3 it was disclosed that Zijin had executed contracts for development of the Upper Zone, and expects initial production in 2021.6 Further, it was announced that a Memorandum of Understanding ("MOU") was signed between the Government of the Republic of Serbia and Zijin, providing a framework for the development of the Cukaru Peki Upper Zone high grade copper-gold project.7

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2 See EMX news releases dated April 24, 2019 and May 21, 2019.
3 See Millrock news release dated October 1, 2019.
4 See EMX news release dated September 30, 2019.
5 See Playfair news release dated August 12, 2019.
6 See http://www.zijinmining.com/business/product-detail-47444/
7 See www.rakita.net/en/2019/09/07/agreement-on-construction-of-the-cukaru-peki-mine-was-signed/

8  See non-IFRS measure below.

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  In Turkey, the Company received $776 thousand (US$584 thousand) as pre-production payments from the Akarca and Sisorta royalty properties. As well, EMX executed agreements for the sale of EMX's Alanköy and Trab-23 projects to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş., a privately owned Turkish Company, for gold bullion payments, work commitments, and 2.5% NSR royalty interests.
  In Australia, EMX advanced the Queensland Gold project while undertaking discussions with potential partners. The Company's work has highlighted multiple zones of gold mineralization associated with suites of Permian-Triassic aged volcanic and intrusive rocks, as well as skarn and replacement styles of mineralization.

Corporate Update

  Jan Steiert, the Company's Chief Legal Officer since 2012, retired at the end of September.  Her exceptional contributions over the past seven years have been key to the success of EMX.
  Malik Duncan joined the Company as General Counsel at the end of September. Mr. Duncan has over 19 years of legal experience, having worked at several multinational corporations, and joins EMX from Newmont Goldcorp Corporation. While at Newmont, he held various positions within the Office of the General Counsel and on the executive team of multiple business departments. Mr. Duncan has extensive experience in domestic and international transactions spanning North America, South America, Africa, Asia, and Australia. Prior to joining Newmont, he worked for Lockheed Martin Space and First Data Corporation. Mr. Duncan completed his JD/MBA at the University of Colorado at Boulder.
  Rocio Echegaray will join EMX on November 18th as Corporate Secretary.  Ms. Echegaray replaces Ms. Lori Pavle who held the position previously. Ms. Echegaray holds a law degree from Federico Villarreal National University in Lima, Peru. She has worked in the mining industry with publicly listed companies providing corporate secretarial services since 1998.
  Subsequent to Q3, the Company entered into a Term Sheet and Loan Agreement with Boreal Metals Corp. ("BMC") dated October 22, 2019 whereby the Company will loan $800,000 (the "Loan Amount") to BMC for one year, subject to TSX-V approval. The Company has current ownership or control of 12.53% of BMC as reported by EMX in its press release dated October 31, 2019. BMC will pay an effective annual interest rate on the Loan Amount of 8.08% per annum along with a Loan Facility Bonus equal to 5% of the Loan Amount in cash at closing. BMC has the option to postpone the Loan Facility Bonus subject to the same effective annual interest rate as the Loan Amount of 8.08% per annum. The Company has the option to receive the Bonus Fee in shares of BMC at not less than the market price of BMC common shares in accordance with TSX-V Policy. BMC is granting security to the Company in connection with the Loan consisting of: i) a pledge of the issued and outstanding shares of Iekelvare Minerals AB ("Iekelvare"), a wholly-owned subsidiary of BMC; ii) a guarantee of the Loan by Iekelvare; and iii) the obligation to transfer the Gumsberg License (or the issued and outstanding shares of Iekelvare) to the Company if the Loan is in default.

OUTLOOK

The Company is utilizing a strong balance sheet to further grow its pipeline of royalty and royalty generation mineral properties. EMX ended Q3 with working capital of $80.7 million, including $72.4 million in cash. EMX is organically generating new royalty properties, while striving to selectively acquire royalty interests and make strategic investments. In Q3, the Company was particularly successful in adding prospective new royalty generation properties in the western U.S. and Scandinavia.

EMX continues to see strong industry interest in its royalty generation properties. In Q3, this interest was marked by the execution of agreements for the sale of EMX's Alanköy and Trab-23 exploration projects in Turkey to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş.. The Kar transaction resulted in the achievement of a major Company goal of having all projects in Turkey converted to royalty interests. As EMX continues to execute new agreements for the available royalty generation properties, more than $15 million is expected to be spent by partners advancing EMX's royalty properties during 2019, principally in Scandinavia and the western U.S.

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Importantly, two of the Company's key assets, the Leeville royalty in Nevada and the Timok Project royalty in Serbia, are the focus of exploration and development by Nevada Gold Mines LLC and Zijin Mining Group Ltd, respectively. NGM is delineating new reserves, resources, and mineralized trends at Leeville, while Zijin is proceeding on a timeline for initial Upper Zone production in 2021.

The Company's goal is to sustain its royalty generation, royalty acquisition, and strategic investment activities with positive cash flow, as was realized in 2018. The combination of revenue from strategic investments, royalties, advance royalties and other pre-production cash payments has been increasing over time. Continuing into the last quarter of 2019, EMX is well funded to identify new strategic investment opportunities, while further developing a pipeline of royalty and royalty generation mineral properties that provide multiple opportunities for additional cash flow, as well as exploration and production success.

QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America.

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey, Scandinavia, and Australia.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year ended December 31, 2018, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Non-IFRS Measure

EMX has included a performance measure in this news release that does not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS"). The Company has used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com